

November 26, 2013

<u>Via E-mail</u>
Shing Tao
Chief Executive Officer
Remark Media, Inc.
Six Concourse Parkway, Suite 1500
Atlanta, GA 30328

      Re: **Remark Media, Inc.**
             Form 10-Q for Fiscal Quarter Ended September 30, 2013
             Filed November 14, 2013
             File No. 001-33720

Dear Mr. Tao:

We have reviewed your filing and have the following comments. As noted in our letter dated November 7, 2013, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-Q for Fiscal Quarter Ended September 30, 2013</u>

<u>Item 4. Controls and Procedures</u>

<u>Evaluation of Disclosure Controls and Procedures, page 24</u>

1.   Please revise to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of September 30, 2013. Refer to Item 307 of Regulation S-K. Please consider whether management's failure to provide an effectiveness conclusion in your report

impacts their conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period.

Changes in Internal Control Over Financial Reporting, page 24

2.   Please disclose the nature of the material weakness identified by management, and clarify whether the material weakness existed as of December 31, 2012.

Exhibits

3.   Please provide a certification for your principal executive officer as required by Rule 13a-14(a) or Rule 15d-14(a). Refer to Item 601(b)(31) of Regulation S-K.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Kenya Gumbs, Staff Accountant, at (202) 551-3373 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director